UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3/A
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
THE TRUST INDENTURE ACT OF 1939
SATÉLITES MEXICANOS, S.A. DE C.V.
(Name of Applicant)
Rodolfo Gaona #86
Col. Lomas de Sotelo
11200, Mexico, D.F.
Mexico
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

First Priority Senior Secured Notes due 2011	U.S.$238,200,000[1]

10 1/8% Second Priority Senior Secured Notes due 2013	U.S.$140,000,000
Approximate date of proposed public offering: Upon the Effective Date of Satmex’s Plan (as defined herein), presently anticipated to be on or about November 29, 2006.
Name and address of agent for service:
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
with copies to:
Marcelo A. Mottesi, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005-1413
(212) 530-5000

[1]	Amount to be determined based on a formula described in the Plan (defined herein).

1

Satélites Mexicanos, S.A. de C.V. hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the applicant.

EXPLANATORY NOTE
This Amendment No. 1 to Form T-3 is filed solely for the purpose of filing exhibits to the Form T-3 (File No. 022-28822) filed by Satélites Mexicanos, S.A. de C.V. with the Securities and Exchange Commission on October 26, 2006 (the “Form T-3”). This Amendment does not contain a copy items 1-9 of the Form T-3 nor is it intended to amend or delete any part of items 1-9 of the Form T-3.

10.	Contents of application for qualification.
This application for qualification comprises:
a.	Exhibit 1.1 — Organization chart of Satmex showing voting interests as of the date of the filing of this Form T-3.*

b.	The statement of eligibility and qualification of the First Priority Trustee under the First Priority Indenture (on Form T-1 hereby incorporated by reference to Exhibit 99.1 hereto).

c.	The statement of eligibility and qualification of the Second Priority Trustee under the Second Priority Indenture (on Form T-1 hereby incorporated by reference to Exhibit 99.2 hereto).

d.	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:
1.	Exhibit T3A. — Not applicable.

2.	Exhibit T3B. — A copy of the bylaws of Satmex as of the Effective Date.

3.	Exhibit T3C-1. — A copy of the First Priority Indenture to be dated on or about November 29, 2006.

4.	Exhibit T3C-2. — A copy of the Second Priority Indentureto be dated on or about November 29, 2006.

5.	Exhibit T3D. — Not applicable.

6.	Exhibit T3E-1. — First Amended Disclosure Statement of Satmex to be dated September 8, 2006.

7.	Exhibit T3E-2. — First Amended Chapter 11 Plan of Satmex dated September 8, 2006.

8.	Exhibit T3F. — Cross reference sheet showing the location in the Indentures of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.
e. Exhibit 4.1 — First Priority Collateral Trust Agreement of Satmex to be dated on or about November 29, 2006.
f. Exhibit 4.2 — Second Priority Collateral Trust Agreement of Satmex to be dated on or about November 29, 2006.
g. Exhibit 4.3 — Intercreditor Agreement between Satmex, the First Priority Collateral Trustee Trustee (as defined therein), Second Priority Collateral Trustee Trustee (as defined therein), First Priority Indenture Trustee Trustee (as defined therein), and Second Priority Indenture Trustee (as defined therein), to be dated on or about November 29, 2006.
h. Exhibit 99.1 — The statement of eligibility and qualification of the First Priority Trustee under the First Priority Indenture on
Form T-1.
i. Exhibit 99.2 — The statement of eligibility and qualification of the Second Priority Trustee under the Second Priority Indenture on Form T-1.
* Previously filed.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Satélites Mexicanos, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of New York, and the State of New York, on the 22nd day of November 2006.

Satélites Mexicanos, S.A. de C.V.
BY:	/s/ Cynthia Pelini
	Name:	Cynthia Pelini
	Title:	Chief Financial Officer